Exhibit 99.1

NICE

2024

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Proxy Statement

NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at understanding consumers' journeys, wherever they choose to begin their journey, by creating smarter hyper-personalized connections and guiding continuous omnichannel interactions through digital-centric AI-enabled self-service capabilities. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes to create a better agent-assisted customer service. For Public Safety and Criminal Justice agencies, we are digitally transforming the way they manage and share evidence and cases, providing them with a digital-centric platform for a single, streamlined view of the truth from incident to court.

In the Financial Crime and Compliance market, we protect financial services organizations, digital banks and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time. With our holistic, data-centric approach to Customer Lifecycle Risk Management (CLRM), we help them conquer dynamic new financial crime threats.

NICE is already well on its way to becoming a leading AI company across its markets. Our rapidly developing AI capabilities are setting us distinctly apart from our competition. We have already demonstrated our clear leadership as a cloud platform company, and we are now making significant strides to widen our lead as we expand into AI and digital. The strength of our AI solutions rests in the unique assets that we own: a cloud platform that has been widely adopted, proprietary data, a myriad of CX-specific AI models, and industry-specific domain expertise. Becoming an AI company is significantly expanding our total addressable market. Moving forward, we expect to generate an increasing amount of revenue from our platforms, as we expand from monetizing on the number of users to the exponentially growing number of transactions and interactions managed by our AI platforms. As our TAM continues to expand, we believe it could drive a long runway for both growth and increasing profitability.

Another characteristic of our leadership and our competitive strength is our unique, industry-leading financial profile, especially as it pertains to our superior profitability, strong annual cash flow from operations and sizeable cash position, all of which was demonstrated in our 2023 financial results. Our financial strength gives us the ability to further invest in growth through research and development, as well as through acquisitions, to capture additional market opportunities in 2024 and in the years to come.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retail, and more.

NICE LTD.
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NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON JULY 3, 2024

Notice is hereby given that the 2024 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Wednesday, July 3, 2024, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. The following items will be voted upon at the Meeting:

1.	To re-elect five non-executive directors to the Board of Directors of the Company;

2.	To re-elect an outside director to the Board of Directors of the Company;

3.	To approve an Update of the Executive Equity Award Caps and Performance Mix;

4.	To approve the CEO Equity Award;

5.	To re-appoint the Company’s independent auditors and to authorize the Board of Directors of the Company to set their remuneration; and

6.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2023.

Approval of matters 1 and 5 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matters 2, 3 and 4 will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Law” or “Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 6 will not involve a vote of the shareholders.

Shareholders of record at the close of business on May 31, 2024, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within 7 days of this Notice. For more information about shareholder proposals, please see Article 18 of the Articles of Association of the Company (the "Articles"). Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors of the Company (the “Board”) or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least 6 hours before the Meeting.

By Order of the Board, Tali Mirsky Corporate Vice President, General Counsel and Corporate Secretary

Date: May 24, 2024

 NICE LTD.

13 Zarchin Street, Ra’annana, Israel

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PROXY STATEMENT
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2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NICE” or the “Company”) at the close of business on May 31, 2024, in connection with the solicitation by the Board of proxies for use at the 2024 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, July 3, 2024, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary (the “Depositary”), and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares. Holders of ADSs who wish to provide voting instructions to the Depositary (or revoke or change such instructions if already provided), need to do so by delivering such instructions to the Depositary in a timely manner and in accordance with the direction from the Depositary.

Pursuant to the Articles, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least 6 hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2023, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for the year ended December 31, 2023 on Form 20-F, which was filed with the SEC on March 27, 2024 (the "Annual Report").

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on May 31, 2024, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On May 20, 2024, the Company had 74,774,827 issued Shares, out of which 63,457,686 are outstanding and 11,317,141 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares beneficially owned by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	4,980,331(2)	7.8%
BlackRock, Inc.	3,432,673(3)	5.4%

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(1)	Based upon 63,457,686 ordinary shares issued and outstanding as of May 20, 2024.

(2)	The information is based upon a Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 9, 2024.

(3)	The information is based upon a Schedule 13G filed with the SEC by BlackRock, Inc. on May 1, 2024.

CORPORATE GOVERNANCE

Introduction

We strongly believe that high standards of corporate governance benefit our shareholders, directors, executive officers and employees and are essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) we have an effective corporate governance structure; (ii) we are operating in a way that is honest, ethical and transparent; and (iii) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders.

Director Independence

All our Board members are non-executive directors determined to be "independent" pursuant to both NASDAQ listing rules and the Israeli Law, including the stringent requirements of the Israeli Law with respect to independence of statutory outside directors. Accordingly, all our committees of the Board are comprised solely of independent directors. The independence of each director is reviewed at least annually. During these reviews, the Board considers, among others, transactions and relationships between each director (and his or her immediate family and affiliates) and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. As part of this review process, each director is required to complete an annual directors’ and officers’ questionnaire, in which they are required to disclose any employment, business, familial, compensation and other relationships with us and our management.

Following such review process, the Board has determined that all of the directors that currently serve and that will serve on the Board following the Annual General Meeting meet the independence requirements pursuant to both NASDAQ listing rules and the Israeli Law.

As required pursuant to NASDAQ rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board and Board Committees

Under our Articles, the Board must consist of three to thirteen directors (including at least two statutory "outside directors"). Our Board currently consists of eight persons, three of which are outside directors. All three outside directors meet strict qualification requirements pursuant to the Israeli Law. Mr. David Kostman is currently acting as Chairman of the Board.

The Board has five standing committees: Audit Committee, Internal Audit Committee, Compensation Committee, Nominating Committee and Mergers and Acquisitions Committee, each composed entirely of non-executive directors determined to be “independent”, as stated above. Pursuant to Israeli Law, all of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director. The composition of our committees of the Board is in full compliance with such requirement.

Board Committees' Composition

The Nominating Committee and the Board review the size, structure, and composition of the Board and its committees, and the need to refresh Board and committee membership.

The following table provides membership information for each Board committee as of the date of this Proxy Statement:

Name	Audit Committee	Internal Audit Committee	Compensation Committee	Nominating Committee	Mergers & Acquisitions Committee
David Kostman				Member	Chair
Rimon Ben-Shaoul	Member				Member
Dan Falk	Member*	Member	Chair	Member	Member
Yocheved (Yochi) Dvir	Member*	Chair	Member
Yehoshua (Shuki) Ehrlich			Member		Member
Leo Apotheker			Member		Member
Joseph (Joe) Cowan	Member				Member
Zehava Simon	Chair	Member	Member

* Accounting & Financial Expert

Members will serve on these standing committees until their resignation or until otherwise determined by the Board.

Board Practices

Pursuant to the Israeli Law, at least one member of the Board must be an “accounting and financial expert” and all outside directors must be “professionally qualified.” Under NASDAQ rules, each member of our Audit Committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Law and is financially sophisticated for purposes of applicable NASDAQ rules. In addition, each of the Audit Committee members is financially literate and all outside directors are professionally qualified.

All directors, other than the outside directors, are elected at each annual general meeting of the shareholders to serve until the next annual general meeting of the shareholders. The outside directors are elected each time for a three-year period as required pursuant to the Israeli Law.

Our corporate governance practices are overseen by the Board and the Board committees. All of our Board committees are headed by an independent director. Our Internal Audit Committee, Audit Committee and Compensation Committee are headed by an independent director who is also an outside director meeting stricter independence requirements pursuant to the Israeli Law.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed. In 2023, all members of the Board participated in at least 93% of the Board and Board committee meetings held during the year, with an average participation rate of 98%.

Our directors are generally entitled to review and retain copies of our documentation and to receive assistance and consultation from outside experts, as required to perform their duties as directors.

Board Oversight

•	The Board reviews relevant aspects of risk management of our operations and business strategy and Board committees review risk in their areas of expertise.

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Our Audit Committee operates under a formal charter and oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board of Directors in monitoring our financial systems and legal and regulatory compliance. The Audit Committee assists the Board with the oversight of our financial reporting, independent auditors and internal controls.

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The Audit Committee also reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as other financial transactions.

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The Internal Audit Committee oversees our internal audit function, as well as policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may impact our reputation and risk management, including with respect to our cybersecurity risk program.

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The Internal Audit Committee oversees the implementation and enforcement of our company-wide compliance program, that includes our Code of Ethics and Business Conduct, Anti-bribery and Corruption Policy, Insider Trading Policy and Speak Up Procedures. The full text of our Code of Ethics and Business Conduct is available on our website at http://www.nice.com under the “Corporate Responsibility” web page.

•	The Compensation Committee oversees compensation, retention, succession and other human resources-related issues and risks.

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The Nominating Committee recommends candidates for election to our Board pursuant to a written charter and observes set procedures in identifying and evaluating candidates for election to the Board, including consideration of appropriate diversity on the Board of professional background, experience, expertise, perspective and gender.

•	The responsibilities of each standing committee are described in more detail in the Annual Report.

Corporate Governance Practices and Compensation

We maintain a high level of corporate governance practices. In relation to executives' and directors' compensation, we maintain governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders. Accordingly, our Compensation Committee is (and must be) comprised of at least three members of our Board, all of whom are (and must be) independent, including all the statutory outside directors. In line with the Israeli Law, we adopted a Compensation Policy that sets the framework and requirements relating to directors' and executives' compensation. We review this policy at least once a year, including review of peer group comparable data. We also require our shareholders to approve such policy at least once every three years (the Compensation Policy was last approved at the 2023 Annual General Meeting of shareholders). Such Policy framework and requirements provide specific considerations that are reviewed in connection with our executives' compensation, such as performance. The Compensation Policy also sets forth certain limits, such as a cap of annual compensation and restrictions on short sales by executives and members of the Board.

Environmental, Social and Governance (ESG) Report

We are guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For this purpose, the Company has appointed an ESG Steering Committee comprised of managers from the relevant domains within the Company, that oversee all ESG related activities and initiatives in the Company. For further information on our ESG strategy and performance, you may access our most recent ESG Report, which is located on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this Proxy Statement nor into any other report or document we file with the SEC.

Diversity

We are dedicated to ensuring equality and diversity and inclusion in our workplace and workforce. We provide an inclusive workplace, a safe environment for women and men of different religions, nationalities, and gender orientations. We believe that our core values should be leveraged for the benefit of our local communities, including through the shaping of the next generation of young women to lead the way on closing the gender gap in technology and be the future of our industry - see additional information on our core values and the unique "Code:Coda" program on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibilityhttps://www.nice.com/company/corporate-responsibility. In addition, in accordance with recently adopted NASDAQ listing rules, diversity characteristics about our directors have been disclosed under the Diversity Disclosure Matrix, also available on our webpage at SEC filings & Annual Reports | NICE. The contents of the information on our website are not incorporated by reference into this Proxy Statement nor into any other report or document we file with the SEC.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s Amended and Restated Articles of Association, the Board is to consist of not less than three and not more than thirteen directors. The Board is currently comprised of 8 directors, including three outside directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders to serve until the next annual general meeting of the shareholders. At the Meeting, shareholders will be asked to elect 5 members to the Board, aside from the three outside directors of the Company. All the nominees for election qualify as “independent directors” under both the NASDAQ listing rules and Israeli Law and regulations, as discussed below.

The Company’s Board is comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely: Messrs. David Kostman and Rimon Ben-Shaul, and members who provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan. In addition, we have three outside directors, appointed as mandated by the Israeli Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Ms. Simon is nominated for reelection this year, as further detailed in Item 2 of this Proxy Statement. Mr. Falk and Ms. Dvir were elected for an additional term at the 2022 annual general meeting of shareholders and are not nominated for reelection this year. As stated above, pursuant to the Israeli Law, (i) outside directors must meet more stringent independence requirements, (ii) all our Board Committees must be headed by an independent director, that is also an outside director (other than our mergers and acquisitions committee), and (iii) all outside directors must be members of the Internal Audit Committee and Compensation Committee.  The composition of our Board committees complies with such strict requirements.

In making its determination regarding the nomination of directors, the Nominating Committee and the Board reviewed the composition of the Board and its committees, including the length of service of the members of the Board as a whole and as it relates to each Board committee respectively, the expertise and deep understanding of the Company's business and industry, the contribution of the individual Board members, compliance with regulatory requirements regarding Board and committees' composition and other considerations which the Board deemed appropriate.

Results of the evaluation confirm that each director being proposed for re-election makes an effective and valuable contribution to the Board and its committees, brings in depth knowledge and understanding of the Company's business and industry (attributable to the continuity of the Board members), and demonstrates commitment to their role, including making sufficient time for Board and committee meetings and other duties. The Nominating Committee and the Board believe that the current composition of the Board committees provides an appropriate balance for the effective and professional work of these committees, taking the above elements into consideration.

The Nominating Committee and the Board also considered diversity in its widest sense when reviewing the composition of, and succession planning for, the Board and Board committees. Please see "Corporate Governance" section above for additional information on Company values and disclosure relating to diversity. In this respect, it has been determined that the Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board and the Nominating Committee believe that the skills, qualities, attributes, and experience of our directors provide the Company with business acumen and a diverse range of perspectives to engage each other and management to effectively address the Company’s evolving needs and represent the best interests of its shareholders.

In light of the above and in view of each of the aforementioned directors' continued contribution to the work of the Board and its committees and their commitment to their role, the combination of the Board as described above, positions the Board with an appropriate balance to address the challenges ahead and ensure the continued growth and success of the Company. The Board believes it would be in the best interest of the Company and its shareholders to maintain the composition of the Board as described above. Therefore, the Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five nominees as the slate of directors (besides the three outside directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles and applicable law: Messrs. David Kostman (Chairman), Rimon Ben-Shaoul, Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan.

As previously approved by our shareholders, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $122,000), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers' liability insurance policy, as approved by the shareholders, and directors' and officers' indemnification of up to the maximum amount permitted by law, all in accordance with applicable laws, the Company’s Articles and Compensation Policy. In addition, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2023, the actual grant date value attributed to the 2023 equity grants, calculated as of the date of the 2023 annual general meeting and subject to the limitations under the Compensation Policy, was US$250,000 with respect to each of our directors and US$750,000 with respect to our Chairman.

In accordance with Israel's Companies Law, each member of our Board has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the Company's size and unique needs. In addition, none of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Law.

The following information is provided with respect to each director nominated and recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of publicly traded Outbrain, Inc. and serves on the board of directors of publicly traded Unity Inc. and privately held Tivit S.A. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001.Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP, a private company. Mr. Ben-Shaoul also served as a director of MIND C.T.I Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is currently chairman of the board of privately held Syncron AB, Harvest, Eudonet and MercuryGate and a member of the board of Schneider SE, a public company traded on the Euronext Exchange. Mr. Apotheker was the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp. until recently and the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan is currently a director of Auburn University Foundation, StartProto and MachineMetrics, private entities. Until recently, Mr. Cowan served as a director of Drishti Technologies, ChannelAdvidsor, Inc. and SAI Global. From 2013 until 2017, Mr. Cowan was the CEO and director of Epicor. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. He also served as a director of DataDirect Networks, Inc. between 2011 and 2013. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. Mr. Cowan has also served on the board of directors of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:
1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

RE-ELECTION OF AN OUTSIDE DIRECTOR

Pursuant to the requirements under the Israeli Law the Company should appoint at least 2 outside directors, and the outside directors are elected by the shareholders for three-year terms. All of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the board of directors must include at least one outside director. The Company has fully complied with these requirements.

The Company currently has three outside directors. Mr. Dan Falk and Ms. Yocheved Dvir were last elected by the shareholders of the Company at the Annual General Meeting that took place on June 22, 2022 and are therefore not nominated for reelection this year. Ms. Zehava Simon was last elected by the shareholders of the Company at the Annual General Meeting that took place on April 28, 2021 and is nominated for reelection this year. Our Nominating Committee, Internal Audit Committee and Board resolved to recommend that our shareholders elect Ms. Zehava Simon as an outside director for an additional term of three years.

The reasons underlying this resolution include Ms. Simon’s vast business experience and executive leadership experience in global companies, including in the technology industry as well as her financial literacy, knowledge of the Company, its markets and related fields of operations. Furthermore, Ms. Simon has been serving as the Chair of the Audit Committee of the Board. The entire Board sees great value in her continued service and maintaining her roles. Following consideration of these and other factors, the Nominating Committee, Internal Audit Committee and Board believe that Ms. Simon’s continued service as outside director is in the best interests of the Company and its shareholders.

To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  The Company’s Internal Audit Committee has determined that Ms. Zehava Simon fully meets these qualifications.

Ms. Simon’s current three-year term will end on July 9, 2024. The Nominating Committee, Internal Audit Committee and Board resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Ms. Simon’s re-election will become effective on July 9, 2024.

As an outside director, Ms. Simon shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as directors' and officers' indemnification and liability insurance, as previously approved at our annual general meetings of shareholders, and as will be amended or approved from time to time. See Item 1 herein for details regarding the cash and equity-based compensation and liability insurance of the Company's non-executive directors, including outside directors. Changes from time to time in the aforementioned compensation terms during a term of service as an outside director shall be in accordance with applicable laws and regulations.

A brief biography of Mr. Zehava Simon is set forth below:

Zehava Simon has served as one of our outside directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon also served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including acting as leader of Finance and Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd. and Nova Measurements, both public companies traded on NASDAQ and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.), Tower Semiconductor Ltd. and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Zehava Simon be elected to a three-year term as outside director of the Company, effective as of July 9, 2024.”

Required Vote

Under the Israeli Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter; provided that the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, except for personal interest that is not a result of such shareholder’s relation to the "controlling shareholders", pursuant to the requirements and as defined under the Israeli Law, or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have such a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Law requires that each shareholder voting on the proposed resolution indicate whether such shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

Under the Israeli Law, a "personal interest" of a shareholder includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer. An interest arising solely from the ownership of our Shares is not considered a "personal interest".

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a relevant personal interest in this proposal.  The proxy card includes a box you can mark to confirm whether you are a controlling shareholder or have a personal interest in this matter. To avoid confusion, unless indicated otherwise, each holder of Shares voting by means of the enclosed proxy card or a voting instruction form (including by voting electronically via MAGNA), will be deemed to confirm that such shareholder is NOT a controlling shareholder and does NOT have a relevant personal interest in this proposal. If you are a controlling shareholder or have a relevant personal interest in this proposal and would like to vote on this proposal, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3199 or tali.mirsky@nice.com for instructions on how to vote your Shares or, if you hold your ADSs in "street name," you may contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE may indicate whether they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 3

UPDATE OF EXECUTIVE EQUITY AWARD CAPS AND PERFORMANCE MIX

Background

Our Board’s authority to grant equity to our executives is subject to the Company’s Executives and Directors Compensation Policy, which was adopted as required pursuant to the Companies Law (the “Compensation Policy”). The Compensation Policy defines the principles, guidelines, and rules in accordance with the Company’s compensation philosophy for its executive officers and sets the boundaries for executive compensation, including certain limitations (caps) on the maximum value of equity-based compensation.

The current equity caps were last set five years ago under our Compensation Policy as adopted in 2019. Since then, the Company has significantly grown in all aspects and further established its position as a global enterprise software leader and a provider of AI-powered cloud platforms.

Given the Company’s growth over the last five years and the compensation levels that are appropriate for executives at comparable companies today, our Compensation Committee and Board have determined that certain provisions of the Compensation Policy relating to executive equity awards as adopted back in 2019, are no longer adequate for the Company’s current and near future needs and should be revised to enable the Company to execute on its strategic plan and to compete for talent with peer companies of comparable size in the markets in which the Company operates.

Company’s Growth Over the last 5 Years

Over the last five years, NICE has grown its total revenues by 64%, with revenues derived from its cloud-business growing to 67% of its total revenues in 2023 and growing its operating income by 83%. In addition, the Company grew from approximately 5,500 employees at the end of 2018 to approximately 8,500 employees at the end of 2023. As of the end of 2023, the non-GAAP cloud gross margin has grown to 70.5%, non-GAAP operating margin is 30% and non-GAAP EPS growth is at 15%, leading to a record cash generation.

The Company’s growth and success during this period has generated significant shareholder value and led to the Company significantly increasing its market cap since the filing of its proxy for the 2019 annual shareholders meeting, when its’ market cap was approx. $8.5 billion, to today’s market cap of approx. $15 billion (based on the average closing price of the Company’s Shares during the last 90 days).

To further illustrate the transformation of the Company over the last five years, see below the charts indicating our Company’s growth between the end of 2018 and the end of 2023:

Corporate Governance

The Company maintains a high level of corporate governance standards in all respects, both in relation to the full independence of its Compensation Committee and Board (as further detailed in Item 1 above) as well as in relation to its compensation practices. The Company has adopted best practices in relation to executive compensation, including the adoption of a clawback policy for our directors and executives that is compliant with the updated NASDAQ rules. The Company stresses long term incentives and pay for performance, and maintains very reasonable compensation levels, which are generally below the Peer Group median levels, in alignment with shareholders’ interests.

Peer Group

The peer group study, which remains the same as last year, includes 15 peer group companies as detailed below (the “Peer Group”). The Peer Group is comprised of software technology companies that are global and publicly traded, and that are generally comparable to the Company in terms of revenues, operating income and market cap (the “Peer Group Study”).

It is worth noting that NICE is above the median range of the Peer Group in terms of both revenue and operating income.

Zoom Video Communications, Inc.	Pegasystems, Inc.
Fiserv, Inc.	PTC, Inc.
Five9, Inc.	RingCentral, Inc.
Guidewire Software, Inc.	Splunk, Inc.
MongoDB, Inc.	Fair Isaac Corp
Hubspot, Inc.	Snowflake, Inc.
Okta, Inc.	Paycom Software, Inc.
Check Point Software Technologies Ltd.

As the Peer Group Study indicates, the Company is competing with a Peer Group of mostly large U.S. companies in the cloud enterprise software market. This market is fast paced and characterized by very aggressive competition over talent, with competition becoming more intense over the last few years and resulting in a significant increase in median levels of total compensation. As a leading enterprise software company, with an extensive global presence, the Company is required to adopt a compensation framework and practices that are in line with those of its peers in order to be competitive.

Compensation Policy under the Israeli Companies Law – Imposes Forward Looking Limitations

The Compensation Policy sets the framework and boundaries for executive compensation (rather than actual individual entitlement to compensation) and provides the Compensation Committee and the Board with the authority to determine appropriate levels of compensation for each of the Company’s executives within those boundaries.

The Company’s objectives with respect to executive compensation are designed to link pay to performance, align executives’ long-term interests with those of the Company and its shareholders, and provide competitive compensation packages that motivate the Company’s executives to excel. In addition, such objectives are intended to allow the Company to retain and attract talented and experienced executives who are essential to the Company’s ongoing growth and success.

The vast majority (over 90% in 2023) of the total compensation package provided to the Company’s executives comprises of variable compensation, and particularly equity-based compensation, that is not guaranteed, and is directly linked to the growth and success of the Company.

Pursuant to the Compensation Policy, equity awards to executive officers are granted in accordance with and subject to the terms of the Company’s existing or future equity plan and vest gradually in installments (usually on an annual basis) over a period of at least three years (the Company’s practice is to grant equity with four year vesting), with at least a one year cliff, provided that a defined portion of the equity awards granted is subject to performance criteria.

Today, the maximum limits for executive equity awards permitted under the Compensation Policy are set as a dilution threshold at the time of grant, intended to allow alignment of the maximum value limits of the awards to the market cap of the Company, whether adjusting upwards or downwards. In addition, these dilution caps are subject to an upper and lower absolute value limitation – the absolute maximum not to exceed a market cap of $12 billion and the minimum not to fall below a market cap of $6 billion (the “Value Caps”).

Unlike most of the companies in our Peer Group, which are U.S. issuers subject to the “Say on Pay” model – the Company is subject to a more stringent process governed by Israeli legislation, which requires the adoption of a compensation policy that is brought for approval by the Company’s shareholders at least once every three years. Hence, while the “Say on Pay” model requires shareholder recommendation of compensation practices in retrospect, Israeli legislation imposes forward looking limitations on the Board’s authority to approve executive compensation, setting a maximum cap and other restrains upon each compensation component. Should the Board wish to grant an executive compensation that exceeds a certain cap defined under the Compensation Policy, it cannot do so without seeking the specific prior approval of the Company’s shareholders, which is impractical, especially in a hiring process. Our competitors are not limited in this manner and have the authority to approve executive compensation as they deem is in the best interest of their company.

A majority of the Peer Group companies have, in fact, on certain special occasions, awarded executives with equity-based awards that substantially exceed (in several cases by more than 100%) the median level for equity-based compensation pursuant to the Peer Group Study, including in events of hiring or special retention of CEOs.

It is important to stress that the Compensation Policy not only applies to the general annual compensation practices, but it also applies to special events, such as mergers and acquisitions (M&A), initial grants for new executives and special retention awards (for instance, an award required to counter a proposal made to a key executive by a third party). In all these circumstances, the Company cannot afford waiting to seek a specific shareholder approval to a special grant and if the Compensation Policy does not provide adequate authority to the Board, it may be limited in its ability to best protect the Company’s and its shareholders’ interests.

The importance of this matter is further stressed at this time, as we started a search for a successor to our  CEO, as shown in similar situations recently handled by several of the Peer Group companies, a new CEO hire often requires the hiring company to negotiate an initial award that is substantially higher than the median annual award for a CEO at the Peer Group level (also in some cases due to significant loss of his or her right to certain unvested awards at previous employer).

Update of the Equity Caps and Performance Mix

The Compensation Policy caps should provide adequate authority to the Board for granting compensation to even the most valuable executives and in out of the ordinary circumstances; however, the actual compensation of each executive and the terms and conditions of his or her employment are governed by such executive’s employment agreement with the Company. In determining each executive’s compensation package and terms of employment our Compensation Committee and Board examine such executive’s experience, skills, performance, and relevant benchmark information showing compensation levels of relevant executives of the Company’s peers.

The Compensation Policy sets a single cap per compensation item for all executives, while there may be significant variance among the actual compensation levels between the Company’s executives given their role, location, contribution, and other relevant factors.

The Value Caps under the Compensation Policy were adopted when the Company’s market cap was approx. $8.5 billion. Given the Company’s growth over the last five years as described above, and the increase in the compensation levels of the Company’s Peer Group, these caps have become too restrictive upon the Company. The dollar value of the Value Caps results in a maximum cap for annual equity awards which is below the median levels of equity awards provided by the Company’s Peer Group and therefore overly limits the Board’s flexibility and authority in granting equity awards to its executives, including the CEO. In addition, the Value Caps no longer allow sufficient flexibility for the grant of more significant awards when such awards are required  to address special circumstances, such as an initial award to a new executive, or a retention award in the context of an acquisition.

The Company believes that the update of the Value Caps is vital to provide the flexibility required for the Company to carry out its business strategies and be able to grant equity awards that are in line with the Company’s peer group frameworks and practices, especially in special circumstances or for unique talents.

At the same time with the updates described above, the Company wishes to also move forward with an increase in the alignment of executives’ long-term interests with those of the Company and its shareholders as further detailed below.

The Compensation Committee and the Board have therefore resolved, and the shareholders are being asked at the Meeting to approve, the following updates to the Compensation Policy:

(1)
To update the absolute value limitations under the Value Caps, so that the dilution caps shall be limited by a maximal market cap of $18 billion (up from 12) and a minimal market cap of $8 billion (up from 6).

(2)
To increase the per calendar year dilution threshold equity cap with respect to the CEO only, such that in special circumstances specified in our Compensation Policy, which include also the hiring of a new CEO, if the Compensation Committee and the Board believe that under such circumstances it is in the best interest of the Company and is required, the CEO may be granted additional Equity Based Components (as such term is defined in the Compensation Policy) up to a total of 0.2% of the issued and outstanding share capital of the Company on the date of grant (up from 0.15%).

(3)
In order to increase alignment of the interests of its executives with shareholders’ interests, the Company has decided to increase the Minimal Performance Threshold of the Equity Based Components under the Compensation Policy for its executives from 40% to 50% for equity grants made as of 2025.

(4)
Aligning the evaluation method of equity awards for purposes of the Equity Caps with the method used by the Compensation Committee and Board when making decisions on equity awards to our executives - the average price of the Company’s shares during the 90 days immediately preceding the date of approval by the Board, even if the award is subject to a shareholders’ resolution.

Accordingly, it is proposed to update the following provisions of the Compensation Policy as set forth in Annex A, attached hereto.

Maintaining Conservative Dilution Levels

The Company has been very conservative and cautious with respect to maintaining low levels of dilution in relation to its share-based compensation plans and in managing the equity-based expenses.

The Company has ensured that the level of dilution on a fully diluted basis is less than 10% of the Company’s issued and outstanding share capital, and today it is indeed significantly less than 10%.

Moreover, the Company’s equity expenses during the last couple of years have been:

•	Lower, in absolute terms, than the equity expenses of two thirds of the Peer Group companies;

•	Lower, in relative terms, than the equity expense of two thirds of the Peer Group companies, looking at the percentage of such expenses out of total revenue; and

•	Lower, in relative terms, than two thirds the Peer Group companies, looking at the percentage such expenses constitute out of the non-GAAP operating income.

To the extent that the Compensation Policy is revised as aforementioned in relation to equity-based compensation of our executives, the Board has committed, as part of the overall compensation strategy of the Company, to continue to maintain the total dilution resulting from equity awards under 10% of the Company’s issued and outstanding share capital.

Approval Process

According to the Companies Law, which differs in this respect from the US law, amendments to the Compensation Policy are required to be recommended for approval by the Compensation Committee, followed by the approval of the Board and finally by the shareholders of the Company. NICE’s current Compensation Policy is publicly available in Exhibit “A” attached to the proxy statement filed on Form 6-K with the SEC on June 8, 2023. For additional information regarding adoption and re-approval of the Compensation Policy, please refer to our annual report on Form 20-F as filed with the SEC on March 27, 2024.

In light of the foregoing, the Compensation Committee and Board have resolved that the proposals in this Item 3 are in the best interest of the Company and its shareholders and have therefore approved and recommend that our shareholders approve, the specific updates to the Compensation Policy, as stated above.

If the proposed updates to the Compensation Policy set forth under this Item 3 are not approved, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced on July 17, 2023.

It is therefore proposed that at the Meeting the following resolution be adopted: “RESOLVED, that the updates to the Compensation Policy set forth above, be, and are hereby, approved.”

Required Vote

Under the Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter; provided that either (i) the shares voted in favor include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Companies Law; or (ii) that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. If a holder of Shares has not indicated otherwise, such holder shall be deemed to have declared it does NOT have a personal interest in the proposed resolution and is NOT a controlling shareholder. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of this proposed resolution.

ITEM 4

CEO Equity Award

Background

Mr. Eilam has served as our Chief Executive Officer (“CEO”) since 2014 and over the last 10 years. As announced by Mr. Eilam on May 15, 2024, he has decided to step down from his role as CEO and accepted the Board’s request to extend his role as CEO until the end of the year and to continue working on a full-time basis until the end of February 2025.

As the Company’s practice is to grant equity awards to our executives and CEO each year, we are now bringing before the shareholders for approval the 2024 annual equity grant to our CEO which is structured to be consistent with the regular annual equity grant structure for the CEO but also to accommodate the unique circumstances set forth below.

Mr. Eilam’s regular service during the financial year of 2024 and the extended service into the first half of 2025, as well as his support of the transition process is, given his deep knowledge of the Company’s business and his strategic role in defining the Company’s long term goals, crucial to the Company for allowing the ongoing ordinary course of business operation of the business throughout 2024 and into 2025 as well as a successful transition to a new CEO. This period, as agreed with Mr. Eilam, provides the Board with adequate time to conduct an effective search for the proper successor.

Mr. Eilam will commence his contractual notice period of 12 months as of March 1, 2025 (the “Notice Period”) and during the first 4 months of his Notice Period Mr. Eilam will continue working in support of the transition process with the Board and the new CEO. Mr. Eilam has also agreed to extend his contractual non-competition period by 6 additional months.

In consideration for all of the above, our Compensation Committee and Board, recommend awarding Mr. Eilam with an equity award intended to provide him with a continued equity coverage and incentive for his service period which is at a similar level to his effective equity coverage over the last couple of years.

The Company is proposing the approval of an equity award that is structured in a manner that is aligned to the circumstances both in time and in nature.

General

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer of a publicly traded company generally require the prior approval of the company’s compensation committee, board of directors and shareholders, in that order.

Equity Award

Our Compensation Committee and Board believe that it is in the Company’s best interest to have Mr. Eilam’s lead the Company through 2024 and remain fully engaged until the release of its annual financial results for 2024 and continue to support the transition to a new CEO in 2025. Also noting the unique value of Mr. Eilam’s support throughout the transition process and extension of his non-competition period, our Compensation Committee and Board approved, and we are now seeking our shareholders’ approval for the following equity award (the “CEO Award”).

The CEO Award to be granted to Mr. Eilam shall be as detailed below:

•	The CEO Award will consist of 50,000 restricted share units (“RSUs”), out of which 60% shall be time based RSUs (“TRSUs”) and 40% shall be performance based RSUs (“PRSUs”).

•	The TRSUs shall vest only upon completion of Mr. Eilam’s active service on July 1, 2025.

•
The performance criteria for this award are consistent with the performance criteria set for the other executives, adjusted to evaluate performance levels for 2024 only consistent with the vesting period of this grant.

•	The actual performance will be evaluated following the announcement of our financial results for 2024. Upon achievement of the performance criteria, the PRSUs shall become fully vested.

•
The PRSUs will be subject to recoupment, to the extent amounts payable thereunder are based on incorrect figures that are subsequently restated, as set forth in the NICE Ltd. Policy for Recovery of Erroneously Awarded Compensation, adopted by the Company in 2023.

•	The terms of the CEO Award which are not specifically set forth herein, shall be in accordance with the Company’s 2016 Share Incentive Plan.

•
The value of the CEO Award, as estimated at the date of this Proxy Statement, is only slightly higher than half (50%) of the value of the equity awards to CEOs of the benchmark group at the median percentile (which are typically awarded for 3 years) and is given for 18 months of service.

•
The RSUs shall be subject to acceleration (i) per the provisions of the CEO’s existing terms (i.e., double trigger acceleration under the terms previously approved for our CEO); or (ii) in the event the Company terminates Mr. Eilam’s engagement at any time prior to the lapse of the Notice Period (other than if such termination by the Company is for “Cause”).

Our Compensation Committee and Board believe that the CEO Award is fair, appropriate, and in the best interests of the Company’s shareholders.

In making their recommendation regarding the CEO Award, our Compensation Committee and Board considered, among other factors, that allowing the Company to continue, uninterrupted, in the execution of its business plans for 2024 and having the freedom to conduct the succession process at the Company’s own pace are very valuable to the Company, and that, acknowledging Mr. Eilam’s deep understanding of the Company’s business and strategy, his continued engagement during the transition period will assure a strong and healthy transition process of both the day-to-day management of the Company and of its continued long term strategy.

Our Compensation Committee and Board also took into consideration the responsibilities and duties to be performed by our CEO, the relevant benchmark information, including the compensation of chief executive officers of the Peer-Group, and the very aggressive market for top executive talent such as our CEO.

The proposed CEO Award is recommended by our Compensation Committee and Board of Directors after due consideration of all terms and conditions, including applicable laws and guidelines.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the CEO Award, as described in Item 4 of the Proxy Statement and upon the terms detailed therein, be, and hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of the CEO Award, which is not consistent with the Compensation Policy, requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter; provided that either (i) the shares voted in favor include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, or (ii) the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. If a holder of Shares has not indicated otherwise, such holder shall be deemed to have declared it does NOT have a personal interest in the proposed resolution and is NOT a controlling shareholder. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of this proposed resolution.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the remuneration of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their remuneration in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM  6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2023 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 27, 2024. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Tali Mirsky
Corporate Vice President, General Counsel and Corporate Secretary

Date: May 24, 2024

ANNEX A

TO NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Section 9 of the Compensation Policy shall be amended as follows:

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares (restricted share units and restricted shares shall each be referred to herein as "RSUs"), which may be subject to either time-based vesting only ("TRSUs") or subject to vesting based on both time and performance criteria ("PRSUs"), share appreciation rights or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under the most recent equity plan of the company that defines the terms of these grants to all Company’s employees. Our Equity Based Components (including PRSU's) shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest gradually in installments, throughout a period which shall not be shorter than 3 years with at least a 1-year cliff.

9.4.
Equity Based Componenets may consist of a combination of any type of equity provided that no less than 40% of the units and or shares, as applicable, under any grant of RSUs or options exercisable for the par value of the ordinary shares shall be PRSUs or options as aforementioned with vesting terms based on both time and performance criteria, as applicable (together, “Performance Based Equity”). Equity Based Components granted as of January 1, 2025, shall include at least 50% Performance Based Equity.

9.4.1.
With respect to the PRSU's, our Compensation Committee and Board of Directors shall determine for each Executive, measurable performance criteria, a corresponding performance payment and the rules or formula for calculation of the payment once actual achievements are known.

9.4.2.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the measurable performance criterias of the PRSU's.

9.4.3.
Adjustment to the Company's measurable performance criteria may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

9.5.
In determining the Equity Based Componenets granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Based Components granted to an Executive in a single calendar year shall not exceed: (i) with respect to the CEO - 0.12% of the issued and outstanding share capital of the Company on the date of grant; and (ii) with respect to each of the other Executives - 0.06% of the issued and outstanding share capital of the Company on the date of grant. Notwithstanding the foregoing, during a single calendar year in which one of the following special circumstances has occurred: (a) the hiring of a new Executive , if the circumstances require a larger award~~who loses the rights to significant equity or other variable compensation as a result of joining the Company~~; (b) hiring or retaining an Executive who has a unique value for the future business of the Company; or (c) special retention of Executives in relation to a certain M&A event (each, a “Special Event”), then, if the Compensation Committee and the Board believe that it is in the best interest of the Company and is required (i) the CEO may be granted additional Equity Based Components equal to 0.~~03~~08% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.~~15~~2%); and (ii) each other Executive may be granted additional Equity Based Components equal to 0.02% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.08%).

The applicable dilution caps for Equity Based Components under this Section 9.5, shall be further subject to an upper and lower absolute value~~-based cap~~ limitation – the absolute maximum not to exceed ~~equal to an Equity Value reflecting~~ a market cap of $~~12~~18 billion and ~~in any event~~the minimum not be ~~lower than the Equity Value which reflects~~fall below a market cap of $~~6~~ 8 billion.

The foregoing in this Section 9~~.5~~ shall constitute the cap under the Policy for all equity awards to the Company’s Executives.

9.6.
In the event of a Corporate Transaction or a Change in Control event (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), unvested equity based compensation may be accelerated as determined by the Board of Directors.

It is further proposed that the definition of “Equity Value” in the Compensation Policy shall be amended as follows:

Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements and based on the average price of the Company’s shares during the 90 days immediately preceding the day of the Board resolution approving such award.

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